# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velo3D, Inc., CIK 0001825079
CUSIP: 92259N203
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2710 Lakeview Court, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001193125-21-295505
Filed by CIK 0001551426
Persons authorized to receive notices and communications: John Demeter, Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California (CA), 94025, (650) 376-8500

## Reporting persons
- Khosla Ventures Seed B, L.P. (CIK 0001551426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,599; sole dispositive power 0; shared dispositive power 9,599; aggregate amount beneficially owned 9,599 (0% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of Khosla Ventures Seed B, L.P. ("KV Seed B") and Khosla Ventures Seed B (CF), L.P. ("KV Seed B (CF)") is Khosla Ventures Associates B, LLC ("KVA Seed B"). The general partner of Khosla Ventures V, L.P. ("KV V") is Khosla Ventures Associates V, LLC ("KVA V"). VK Services, LLC ("VK Services") is the sole manager of KVA Seed B and KVA V. Vinod Khosla ("Mr. Khosla") is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures Seed B (CF), L.P. (CIK 0001551427): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 545; sole dispositive power 0; shared dispositive power 545; aggregate amount beneficially owned 545 (0% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures Seed Associates B, LLC (CIK 0001845461): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,144; sole dispositive power 0; shared dispositive power 10,144; aggregate amount beneficially owned 10,144 (0% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures V, L.P. (CIK 0001611146): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 857,020; sole dispositive power 0; shared dispositive power 857,020; aggregate amount beneficially owned 857,020 (0.4% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures Associates V, LLC (CIK 0001611145): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 857,020; sole dispositive power 0; shared dispositive power 857,020; aggregate amount beneficially owned 857,020 (0.4% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- VK Services, LLC (CIK 0001501927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 867,164; sole dispositive power 0; shared dispositive power 867,164; aggregate amount beneficially owned 867,164 (0.4% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Vinod Khosla (CIK 0001032453): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 867,164; sole dispositive power 0; shared dispositive power 867,164; aggregate amount beneficially owned 867,164 (0.4% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Velo3D, Inc.
Address of issuer's principal executive offices: 2710 Lakeview Court, Fremont, California (CA), 94538
Comment: Explanatory Note: This Amendment No. 1 (this "Schedule 13D") amends and restates the statement on Schedule 13D initially filed on October 8, 2021 (the "Original Schedule 13D") by the Reporting Persons (as defined in Item 2 below). This Schedule 13D has been filed to update the Reporting Persons' beneficial ownership interest in the Common Stock, par value $0.00001 per share (the "Common Stock"), of Velo3D, Inc., a Delaware corporation (the "Issuer"), to reflect the reduction of the percentage beneficially owned by the Reporting Persons below 5% resulting solely from financing activities of the Issuer in 2024, as well as the change in the number of shares of Common Stock owned by the Reporting Persons resulting solely from a 1:35 reverse stock split effected by the Issuer on June 13, 2024.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:
(i) Khosla Ventures Seed B, L.P. ("KV Seed B"), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii) Khosla Ventures Seed B (CF), L.P. ("KV Seed B (CF)"), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii) Khosla Ventures Seed Associates B, LLC ("KVA Seed B"), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv) Khosla Ventures V, L.P. ("KV V"), with respect to the shares of Common Stock directly and beneficially owned by it;

(v) Khosla Ventures Associates V, LLC ("KVA V"), with respect to the shares of Common Stock directly and beneficially owned by it;

(vi) VK Services, LLC ("VK Services"), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vii) Vinod Khosla ("Mr. Khosla"), with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Mr. Khosla, with respect to the shares of Common Stock directly and beneficially owned by him.

Mr. Khosla is referred to as a "General Partner."
Residence or business address:
The business address of each of the Reporting Persons and the General Partner is:
Khosla Ventures
2128 Sand Hill Road
Menlo Park, California 94025
Present principal occupation or employment: The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.
Criminal convictions in the last five years: Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
KV Seed B - Delaware, United States of America
KV Seed B (CF) - Delaware, United States of America
KVA Seed B - Delaware, United States of America
KV V - Delaware, United States of America
KVA V - Delaware, United States of America
VK Services - Delaware, United States of America
Mr. Khosla - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
From October 2014 through March 2020, the Reporting Persons acquired the following shares of preferred stock of Legacy Velo3D (as defined below): 612,649 shares of common stock, 4,106,980 shares of Series A convertible preferred stock, 2,219,884 shares of Series B convertible preferred stock, 2,063,503 shares of Series C convertible preferred stock, and 15,985,506 shares of Series D convertible preferred stock. On May 7, 2021, the Reporting Persons purchased, together with unaffiliated investors, a convertible note (the "Convertible Note") from another Legacy Velo3D investor for the aggregate amount of $14.3 million. The Reporting Persons acquired such shares and the Convertible Note for an aggregate purchase price of approximately $56.43 million. All such purchases were made with working capital.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the "Business Combination") contemplated by the Business Combination Agreement, as amended, dated March 22, 2021 (the "Business Combination Agreement "), by and among JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company ("Jaws"), Spitfire Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Jaws ("Merger Sub"), and Velo3D, Inc., a Delaware corporation ("Legacy Velo3D"). As a result of, and as the final step of, the Business Combination, on September 29, 2021 (the "Closing Date"), Merger Sub merged with and into Legacy Velo3D, with Legacy Velo3D surviving the merger as a wholly owned subsidiary of Jaws (the "Closing"). In connection with the Closing, Legacy Velo3D changed its name to "Velo3D US, Inc." and Jaws changed its name to "Velo3D, Inc." (the "Issuer", as previously defined).

As a result of the Business Combination, (i) the shares of common stock and preferred stock of Legacy Velo3D held by each of the Reporting Persons were converted into shares of Common Stock, and (ii) the Convertible Note, of which the Reporting Persons own a portion, converted into shares of Common Stock. As a result of such conversions, the Reporting Persons owned an aggregate of 30,350,744 shares of Common Stock.

In addition, the Reporting Persons are entitled to receive up to an aggregate of 4,024,292 shares of Common Stock if, from the Closing until the fifth anniversary thereof, the volume-weighted average price of the Common Stock (the "VWAP Price") equals or exceeds certain thresholds. The first half of the shares of Common Stock will be issued if the VWAP Price equals or exceeds $12.50 for 20 or more trading days within any 30-trading-day period and the second half of the shares of Common Stock will be issued if the VWAP Price equals or exceeds $15.00 for 20 or more trading days within any 30-trading-day period, in each case, subject to adjustment as provided in the Business Combination Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer's Common Stock held by such stockholders.

Other than as described above in Item 3 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of this Item 4. However, the Reporting Persons may seek information from management and the Issuer's Board of Directors, and may engage in further discussions with management, the Issuer's Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Amended and Restated Registration Rights Agreement, as defined below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the attached cover pages. The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with Securities and Exchange Commission (the "SEC") rules and is based upon 194,896,717 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on January 14, 2025. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9, and 10 on the attached cover pages.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons or the General Partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person and the General Partner ceased to be the beneficial owners of more than 5% of the class of securities on December 24, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On the Closing Date, each of KV Seed B, KV Seed B (CF), and KV V (the "KV Funds") entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, Spitfire Sponsor LLC, a Delaware limited liability company, and certain other holders of the Common Stock party thereto, pursuant to which the KV Funds are entitled to registration rights with respect to their shares of Common Stock.

The Registration Rights Agreement further provided that no later than 30 days following the Closing Date, the Issuer would file a registration statement under the Securities Act of 1933, as amended, pursuant to Rule 415 thereunder registering the registrable securities held by parties to the Registration Rights Agreement that were not covered by an effective registration statement. In addition, the Registration Rights Agreement grants the KV Funds "piggyback" registration rights, subject to certain exceptions.

The Registration Rights Agreement also includes customary indemnification provisions under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in an applicable registration statement and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them. Further, all fees, costs and expenses of underwritten registrations will be borne by the Issuer and underwriting discounts and selling commissions will be borne by the holders of the registrable securities being registered.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Agreement regarding joint filing of Schedule 13D

## Signatures
- Khosla Ventures Seed B, L.P.: /s/ Vinod Khosla, Vinod Khosla/Managing Member of Khosla Ventures Seed Associates B, LLC, general partner of Khosla Ventures Seed B, L.P. (02/14/2025)
- Khosla Ventures Seed B (CF), L.P.: /s/ Vinod Khosla, Vinod Khosla/Managing Member of Khosla Ventures Seed Associates B, LLC, general partner of Khosla Ventures Seed B (CF), L.P. (02/14/2025)
- Khosla Ventures Seed Associates B, LLC: /s/ Vinod Khosla, Vinod Khosla/Managing Member (02/14/2025)
- Khosla Ventures V, L.P.: /s/ Vinod Khosla, Vinod Khosla/Managing Member of Khosla Ventures Associates V, LLC, general partner of Khosla Ventures V, L.P. (02/14/2025)
- Khosla Ventures Associates V, LLC: /s/ Vinod Khosla, Vinod Khosla/Managing Member (02/14/2025)
- VK Services, LLC: /s/ Vinod Khosla, Vinod Khosla/Manager (02/14/2025)
- Vinod Khosla: Signature: /s/ Vinod Khosla, Vinod Khosla/Individually (02/14/2025)